UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          TIMEBEAT.COM ENTERPRISES INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                  88732323 10 3
                                 (CUSIP Number)

    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 22, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), ss.ss.240.13d-1(f) or ss.ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88732323 10 3                                             PAGE 2 OF 5

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS                   JIE GUO

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      (Entities Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       PEOPLES REPUBLIC OF CHINA
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH       ---------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      25,000,000
                       ---------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      25,000,000
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       25,000,000
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                    [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       54.3%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 5
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 88732323 10 3                                             PAGE 3 OF 5

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS     NEW MORNING ENTERPRISES
                       (CANADA) INC.

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       (Entities Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       CANADA
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH       ---------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      25,000,000
                       ---------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      25,000,000
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       25,000,000
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       54.3%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              3 OF 5
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 88732323 10 3                                             PAGE 4 OF 5


ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Timebeat.com Enterprises Inc. ("Timebeat"), par value $0.001. The address of the principal executive office of Timebeat is P.O. Box 9, Payson, Arizona 85547-0009.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Jie Guo and New Morning Enterprises (Canada) Inc. ("New Morning"), whose address is 42-7100 Lynnwood Drive, Richmond, British Columbia V7C 5S8 Canada.

Jie Guo is principally employed as the Chairman of the Board of New Morning Bioengineering Inc. and as the director of New Morning, 42-7100 Lynnwood Drive, Richmond, British Columbia V7X 5S8 Canada.

During the last five years, neither New Morning nor Jie Guo has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Jie Guo is a citizen of the Peoples Republic of China. New Morning is a Canadian corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Timebeat issued 25,000,000 shares of common stock to New Morning as consideration for an exclusive wholesale and/or retail marketing distributorship of New Morning's products. Jie Guo is the sole shareholder of New Morning. The shares are subject to cancellation at the option of Timebeat until March 20, 2004, pursuant to the terms of the Exclusive Marketing Agreement between New Morning and Timebeat.

ITEM 4.  PURPOSE OF TRANSACTION.

New Morning and Jie Guo acquired the 25,000,000 shares to obtain an appropriate distribution vehicle for New Morning's products. If the products are successful, Timebeat may sell or dispose of its existing assets and concentrate solely on building its business around these products. Accordingly, New Morning and Jie Guo may have plans or proposals which may relate to or result in:

(a) The acquisition by any person of additional securities of Timebeat, or the disposition of securities of Timebeat;

(b)      An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving Timebeat or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Timebeat or any of its subsidiaries;

(d) A change in the present board of directors or management of Timebeat, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP NO. 88732323 10 3                                             PAGE 5 OF 5

(e)      A material change in the present capitalization of Timebeat;

(f)      A material change in Timebeat's business or corporate structure;

(g)      Changes in Timebeat's charter or bylaws; or

(h)      Actions similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of September 22, 2003, New Morning owned of record 25,000,000 shares of Timebeat's common stock, which represented 54.3% of the class.

(b) As of September 22, 2003, New Morning and Jie Guo shared the power to vote and dispose of 25,000,000 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, neither New Morning nor Jie Guo had any transactions in Timebeat common stock.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by New Morning and Jie Guo.

(e) New Morning and Jie Guo continue to be the beneficial owner of more than five percent of the outstanding common stock of Timebeat.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As set forth in the Exclusive Marketing Agreement between New Morning and Timebeat dated September 22, 2003, Timebeat may cancel the issuance of the 25,000,000 shares during a 180-day Initial Product Viability period. During this period, the shares can only be voted in favor of recommendations made by Timebeat's board of directors.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A copy of the Exclusive Marketing Agreement is filed as an exhibit.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   New Morning Enterprises (Canada) Inc.


November 5, 2003                   By:  /s/ JIE GUO
                                      ------------------------------------------
                                                 Jie Guo, President


November 5, 2003                        /s/ JIE GUO
                                      ------------------------------------------
                                                 Jie Guo

                            EXHIBIT TO SCHEDULE 13D

                      NEW MORNING ENTERPRISES (CANADA) INC.
                       -----------------------------------
             a leader in using pure natural herbs to treat diabetes












                                  NEW MORNING









                          EXCLUSIVE MARKETING AGREEMENT








                                                            EMA-200803-8/22/2003

TABLE OF CONTENTS



     TABLE OF CONTENTS

     RECITALS ................................................................ 1

     1.0    PURCHASE AND SUPPLY COMMITMENTS................................... 2
     2.0    COMPENSATION...................................................... 4
     3.0    RIGHTS TO PURCHASE NEW MORNING (USA) INC.......................... 4
     4.0    ADDITIONAL DESIGNATED PRODUCTS.................................... 5
     5.0    PATENT, LICENSE & OTHER INTELLECTUAL PROPERTY RIGHTS.............. 6
     6.0    GENERAL WARRANTIES................................................ 7
     7.0    REGULATORY MATTERS................................................ 7
     8.0    INDEMNIFICATION................................................... 8
     9.0    RECORDS AND ACCOUNTING............................................11
     10.0   ASSIGNMENT........................................................11
     11.0   FORCE MAJEURE.....................................................11
     12.0   CONFIDENTIALITY AND REPORTS.......................................11
     13.0   JOINT PUBLICITY...................................................12
     14.0   TERM AND TERMINATION OF AGREEMENT.................................13
     15.0   NON-SOLICITATION..................................................15
     16.0   ENFORCEMENT OF EXCLUSIVITY........................................15
     17.0   MISCELLANEOUS.....................................................16
     SIGNATURES...............................................................19

     EXHIBITS
        EXHIBIT A - List of New Morning's Designated Products and Pricing..... A

        EXHIBIT B - List of Rights, Patent and/or Licensing Rights............ B

        EXHIBIT C - Territory................................................. C





                                                            EMA-200803-8/22/2003

                          EXCLUSIVE MARKETING AGREEMENT

THIS AGREEMENT date for reference the 22nd day of September , 2003.

BETWEEN:
               NEW MORNING ENTERPRISES (CANADA) INC., a duly organized company, incorporated under the laws of British Columbia, with representative offices at 42, 7100 Lynwood Drive in the City of Richmond, in the Province of British Columbia, Canada, V7C 5S8

               (hereinafter called "NEW MORNING")

AND
               TIMEBEAT.COM   ENTERPRISES   INC.,  a  duly  organized   company,
               incorporated under the laws of the State of Nevada, with offices at P.O. Box 9, Payson Arizona, USA, 85547-0009

               (hereinafter called "TIMEBEAT ")


WHEREAS, NEW MORNING holds rights, patents and/or licenses to certain Chinese herbal supplement products and expects to hold rights, patents and/or licenses to additional Chinese herbal supplement products ("DESIGNATED PRODUCTS") in the future; and

WHEREAS, NEW MORNING is a manufacturer and distributor of Chinese herbal supplement products with no current direct manufacturing or distribution capabilities in the territory ("TERRITORY") (see EXHIBIT C); and

WHEREAS, some of NEW MORNING'S Chinese herbal supplement products do or may require special distribution services due to the unique nature of the particular products; and

WHEREAS, NEW MORNING wishes to have certain of its Chinese herbal supplement products distributed throughout the Territory by means of an exclusive wholesale and/or retail distributor; and

WHEREAS, TIMEBEAT is willing to establish wholesale and/or retail distributorships of numerous Chinese herbal products, through a nationwide distribution network, and has the ability and desire to serve as an exclusive wholesale and/or retail distributor for NEW MORNING'S Designated Products; and

WHEREAS, NEW MORNING and Timebeat desire to enter into this Agreement to provide a full written statement of their respective rights and responsibilities under this Agreement.




--------------------------------------------------------------------------------
                                                                    PAGE 1 OF 19

NOW, THEREFORE, in consideration of the above recitals, the terms and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, and for their mutual reliance, the parties agree as follows:

1.0      PURCHASE AND SUPPLY COMMITMENTS

         1.1 NEW MORNING hereby appoints Timebeat as NEW MORNING 's exclusive wholesale, and/or retail distributor of NEW MORNING's Designated Products, as identified in EXHIBIT A, in and for the Territory as identified in EXHIBIT C. NEW MORNING shall not provide, nor enter into any contract, agreement or arrangement with a person other than Timebeat to provide distribution services for the Designated Products in and for the Territory to any person or entity (whether wholesaler, retailer, patient or anyone else) during the Term of this Agreement

         1.2 As set forth in Section 3.0, Timebeat has the exclusive right of first refusal to add any additional NEW MORNING product to the list of Designated Products herein, which NEW MORNING wishes to make available in the Territory. The previous sentence will not apply if NEW MORNING fully licenses the rights of an additional product to another entity or determines to distribute a NEW MORNING product in the Territory itself.

         1.3 NEW MORNING agrees to supply to Timebeat the quantity of Designated Products necessary to meet market demand, as mutually determined.

         1.4 Timebeat agrees to purchase Designated Products at the compensation terms set forth in Section 2.0 according to a master purchase order ("MASTER PURCHASE ORDER") for each Designated Product and periodic releases ("RELEASES") against such Master Purchase Orders. NEW MORNING agrees, to the best of its ability, to accommodate Timebeat's request for Designated Products contained in the Releases.

         1.5 NEW MORNING agrees to use its commercially reasonable efforts to provide Timebeat's requirements for Designated Products in a timely fashion without interruption. NEW MORNING agrees that if it exercises its rights under Section 13.2.2, it will continue to be bound by this Section until the effective date of the termination of this Agreement.

         1.6 Timebeat shall have the right to return any expired, defective or damaged Designated Products to NEW MORNING for replacement of the same Designated Product; provided, however, that any Designated Product with a patent defect (e.g., a damaged box) that could reasonably be expected to be discovered by Timebeat in the ordinary course of business may be returned not later than sixty (60) days after its receipt by Timebeat. There



--------------------------------------------------------------------------------
                                                                    PAGE 2 OF 19
                  will be no additional charge to Timebeat for a replacement Designated Product.

         1.7 NEW MORNING agrees that during the term of this Agreement or any renewal thereof, it shall not discontinue sale of any of the Designated Products to Timebeat except on one hundred eighty (180) days' prior written notice unless otherwise required by order of any governmental body having jurisdiction over NEW MORNING.

         1.8 Timebeat shall place all Master Purchase Orders and Releases with NEW MORNING, which will forward them to NEW MORNING's Exclusive Warehouse Agent. All Designated Products released under a Master Purchase Order shall be shipped by NEW MORNING's exclusive warehouse agent ("EXCLUSIVE WAREHOUSE AGENT") to Timebeat.

         1.9 Timebeat shall take title to Designated Products when it receives the Designated Products from NEW MORNING's Exclusive Warehouse Agent.

         1.10 Timebeat shall have the sole responsibility for determining the prices at which it sells Designated Products to its wholesale and retail customers.

         1.11 Timebeat agrees to make good faith efforts to distribute the Designated Products. If Timebeat chooses to discontinue distribution of a Designated Product, it shall provide one hundred eighty (180) days' prior written notice to NEW MORNING. Timebeat agrees that if it exercises its rights under this Section 1.12 or Section 13.2.2, it will continue to be bound by this Section until the effective date of the termination of this Agreement or the effective date of Timebeat' discontinuation of distribution of such Designated Product, as the case may be.

         1.12 Timebeat agrees to distribute Designated Products in the Territory through any means it determines to be reasonably appropriate and which are in compliance with any and all applicable federal, provincial or state statutes and regulations. Such methods of distribution may include distribution to other distributors, and/or to other retailers.

         1.13     Timebeat agrees to use its commercially  reasonable efforts to
                  successfully   disseminate   Designated   Products   into  the
                  Territory.



--------------------------------------------------------------------------------
                                                                    PAGE 3 OF 19

2.0      COMPENSATION

         2.1 Timebeat agrees to pay for the Designated Products based on the purchase price schedule set forth in Exhibit A, within ninety (90) days of the date of NEW MORNING's invoice. In the event that Timebeat fails to pay any fees in full within thirty (30) days after its receipt of the invoice, Timebeat shall pay NEW MORNING late charges of ten percent (10%) per annum on all unpaid amounts due within ninety (90) days calculated from the end of that thirty (30) day period.

         2.2 In consideration of this Agreement for the exclusive wholesale and/or retail marketing distributor of NEW MORNING's Designated Products and services set forth in Section 1.0, Timebeat agrees to pay NEW MORNING:

                  2.2.1    the   issue  of  twenty-five   million   (25,000,000)
                           Timebeat  Shares  to  be  certificated  by  a   share
                           certificate bearing the following legend:

                               "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act") and may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to such securities under the Act or an opinion of counsel satisfactory to the Corporation that such registration is not required or unless sold pursuant to Rule 144 of the Act."

                  2.2.2 The above issued Timebeat shares can only be voted in favor of the Board of Directors recommendations during the Initial Product Viability period as set out in 14.2.3


3.0      RIGHTS TO PURCHASE NEW MORNING ENTERPRISES (USA) INC.

         3.1 New Morning USA is a subsidiary of NEW MORNING and holds the remaining marketing and manufacturing rights not being acquired by Timebeat under this agreement. Timebeat may benefit from having all of the North American rights to this product. The exact purchase price has not been fixed but the parties agree that Timebeat may have the exclusive option to purchase these remaining rights and that the purchase price to be paid will also be paid by the issuance on Timebeat shares. In addition both parties agree that the value to be placed on the Timebeat shares to be issued will have the same per share value as the shares being issued under Section 2.0. The parties also agree that the range of the purchase price of these additional rights is approximately 6 to 8 times the current value being paid for the marketing rights under this agreement.



--------------------------------------------------------------------------------
                                                                    PAGE 4 OF 19

                  3.1.1 The purchase price (the "PURCHASE PRICE") payable by the Timebeat to NEW MORNING by the issue of Timebeat Shares to be certificated by a share certificate bearing the following legend:

                               "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "ACT") and may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to such securities under the Act or an opinion of counsel satisfactory to the Corporation that such registration is not required or unless sold pursuant to Rule 144 of the Act


4.0      ADDITIONAL DESIGNATED PRODUCTS

         4.1 Whenever NEW MORNING identifies additional products it wishes to distribute or have distributed within the Territory, NEW MORNING shall provide Timebeat with a Notice for an Additional Designated Product and Timebeat shall have sixty (60) days in which to respond to such Notice for an Additional Designated Product.

         4.2 After Timebeat responds to the Notice for an Additional Designated Product, the parties will discuss, for up to sixty
                  (60) days, whether and on what terms the proposed Additional Designated Product will be added to this Agreement.

         4.3 If the parties reach mutual agreement on the terms and conditions of the proposed Additional Designated Product, then the proposed Additional Designated Product will be made subject to this Agreement and added to the relevant Exhibits. In such case, all terms and conditions of this Agreement shall apply to that Additional Designated Product.

         4.4 If Timebeat determines that it does not wish to be the exclusive distributor of the proposed Additional Designated Product or if the parties are unable to reach agreement after good faith negotiations, then the product will not be added to the Agreement. In such a case, NEW MORNING may, during the ensuing sixty (60) days, contract with another distributor to distribute such additional product within the Territory; provided, however, that the terms of such distribution relationship are no less favorable, in the aggregate, to NEW MORNING than those last offered by Timebeat. The parties also agree that such event shall have no effect whatsoever on any of Timebeat's exclusivity rights set forth in this Agreement with respect to existing or other future Designated Products.


--------------------------------------------------------------------------------
                                                                    PAGE 5 OF 19

5.0      RIGHTS, PATENTS, LICENSE AND OTHER INTELLECTUAL PROPERTY RIGHTS

         5.1 NEW MORNING warrants that it holds the rights, patents and/or licensing rights to the Designated Products, which rights shall be described in EXHIBIT B. NEW MORNING further warrants that Timebeat, by virtue of any of its actions taken pursuant to this Agreement, and the patent licensing rights, which shall be described in EXHIBIT B, will not infringe upon or violate the rights of any third parties. As set forth in
                  Section 7.0, NEW MORNING agrees to protect, indemnify, and hold Timebeat harmless from any and all claims of infringement based on patent, trademark, copyright, or trade secrets which may be brought by third parties against Timebeat in respect of the Designated Products.

         5.2 NEW MORNING warrants that, prior to the execution of this Agreement, it has not assigned, encumbered, pledged, mortgaged, used as collateral, granted a security interest or lien in or otherwise engaged in any action that affects its ability to grant Timebeat the exclusive right to distribute the Designated Products in the Territory.

         5.3 NEW MORNING agrees that, during the term of this Agreement, it will not engage in any action that could reasonably be anticipated to adversely affect NEW MORNING's ability to grant Timebeat the exclusive right to distribute the Designated Products in the Territory.

                  5.3.1 NEW MORNING agrees that it will, to the extent it is able to do so, grant Timebeat the right (but not the obligation) to cure such default if NEW MORNING is not able to. NEW MORNING agrees to provide to Timebeat within thirty (30) days of receipt a copy of any Notice of Default received

         5.4 Timebeat will distribute the Designated Products under a trademark(s) designated by NEW MORNING. NEW MORNING warrants and represents that the designated trademark(s) shall not infringe the rights of any third parties. NEW MORNING also warrants that it will register all trademarks.

         5.5 Timebeat agrees that it will distribute the Designated Products in original packaging (except under the practice of pharmacy) bearing a notice of copyright and which shall be registered NEW MORNING warrants and represents that this original packaging will not infringe the rights of any third parties.


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                                                                    PAGE 6 OF 19

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6.0      GENERAL WARRANTIES

         6.1 NEW MORNING warrants that all of its Designated Products shall: (i) be free from defects in design, material and workmanship; (ii) be in compliance with applicable law and all regulatory requirements and (iii) be manufactured in accordance with current Good Manufacturing Practices as required.

         6.2 Timebeat warrants that it possesses all federal, provincial and state licenses and permits necessary to its performance of this Agreement and agrees to comply, in all material respects, with all federal and state laws applicable to it.


7.0      REGULATORY MATTERS

         7.1 NEW MORNING represents that all of the Designated Products have the necessary clearances to be marketed or studied in the Territory for the indications described in EXHIBIT A, and that all federal, provincial and state approvals and permits for the manufacture, importation, design, testing, inspection, labeling, warning, instructions for use, sale and distribution of all Designated Products in the Territory have been obtained. NEW MORNING agrees that it shall be solely responsible for, and comply with, all applicable federal, provincial and state laws governing the regulation of the manufacture, importation, design, testing, inspection, labeling, sale, warning and instructions for use of all Designated Products in the Territory.

         7.2 Timebeat shall notify NEW MORNING promptly of any inspection by any federal, provincial and state or local regulatory representative concerning any Designated Products and shall provide NEW MORNING with a summary of the results of such inspection and such actions, if any, taken to remedy conditions cited in such inspections.

         7.3 Each party agrees to inform the other any information concerning any package or complaint involving a Designated Product or any adverse drug experience), injury, toxicity, or sensitivity reaction associated with the clinical use of the Designated Product, whether or not considered related to the Designated Product.

                  If the adverse drug experience is serious, (including an adverse drug reaction that is fatal or life-threatening, is permanently disabling, requires inpatient hospitalization, or is a congenital anomaly, cancer or overdose), then each party shall notify the other party within twenty-four (24) hours.




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                                                                    PAGE 7 OF 19

                  All notifications to NEW MORNING shall be by receipted email and on NEW MORNING's designated adverse event forms.

         7.4 If there is a recall or withdrawal of a Designated Product, then Timebeat agrees to stop shipping recalled lots immediately, and in no event later than twenty-four (24) hours after Timebeat receives written notification of such recalls. Timebeat shall cooperate fully in any such recall.

         7.5      Timebeat   agrees  to  cooperate  with  any  inspection  of  a
                  Designated   Product  shipment  conducted  by  a  governmental
                  agency.

         7.6 NEW MORNING agrees to reimburse Timebeat for any costs or expenses (including reasonable attorneys' fees) Timebeat may incur due to recalls, withdrawals, replacements or government inspections of any Designated Product. Timebeat shall prepare an invoice of such costs which invoice shall be paid by NEW MORNING within thirty (30) days of its receipt of such invoice.

         7.7 Timebeat shall at all times during the Term of the Agreement comply, in all material respects, with all federal, provincial and state laws, regulations and orders applicable to its operations as a wholesale and/or retail distributor.


8.0      INDEMNIFICATION

         8.1 NEW MORNING will indemnify, defend, and hold harmless Timebeat, its affiliates, parents, subsidiaries, directors, officers, agents and employees (collectively, "Timebeat INDEMNITEES") from and against, and reimburse Timebeat Indemnitees for, any and all claims, demands, actions, causes of action, losses, judgements, damages, costs and expenses (including, but not limited to, attorneys' fees, court costs and costs of settlement) arising out of claims against a Timebeat Indemnitee based on: (a) NEW MORNING's manufacture of a Designated Product; (b) the death of, or bodily injury to, any person on account of the use of a Designated Product, to the extent such death or bodily injury results from a defect in the design, workmanship or manufacture of a Designated Product; (c) any recall or withdrawal of a Designated Product;
                  (d) NEW MORNING's violation of any applicable law or government regulation; (e) any claims that Timebeat 's distribution or sale of a Designated Product infringes the patent or other proprietary rights of any third party; or (f) any breach by NEW MORNING of any of its representations, warranties, covenants or agreements in this Agreement.



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                                                                    PAGE 8 OF 19

         8.2 Timebeat will indemnify, defend, and hold harmless NEW MORNING, its affiliates, parents, subsidiaries, directors, officers, agents and employees (collectively " NEW MORNING INDEMNITEES") from and against, and reimburse NEW MORNING Indemnitees for, any and all claims, demands, actions, causes of action, losses, judgements, damages, costs and expenses (including, but not limited to, attorneys' fees, court costs and costs of settlement) arising out of claims against a NEW MORNING Indemnitee based on: (a) the death of, or bodily injury to, any person on account of the use of a Designated Product, to the extent such death or bodily injury results from Timebeat's negligence or willful misconduct; (b) Timebeat's violation of any applicable law or governmental regulation; or (c) any breach by Timebeat of any of its representations, warranties, covenants or agreements in this Agreement.

         8.3 Timebeat agrees that upon receipt of any claim or liability asserted in writing against it, which would give rise to a claim against NEW MORNING under this Section, it shall promptly notify NEW MORNING in writing of the same within seven (7) days. NEW MORNING agrees that Timebeat is entitled to retain counsel of its own choosing at Timebeat's expense to the extent necessary, in Timebeat's sole discretion, to protect Timebeat's interests and to act as co-counsel in the litigation or settlement of any claim or threatened claim. Timebeat agrees that so long as NEW MORNING does not enter any settlement agreement or consent judgment that admits liability on the part of Timebeat or which fails to include an unconditional release of Timebeat from all liability from all asserted or threatened claims, NEW MORNING shall have the right to control the defense, settlement, and prosecution of any litigation. Anything in this section notwithstanding:

                  8.3.1 If there is a reasonable probability in the opinion of Timebeat's counsel that a claim may materially and adversely affect Timebeat other than as a result of monetary damages or other monetary payments for which NEW MORNING will be able to indemnify Timebeat, Timebeat shall have the right to defend, and with NEW MORNING's prior consent, compromise and settle such claim. Timebeat's right to indemnification in such cases shall be limited to its reasonable attorney's fees and costs plus any monetary settlement amount.

                  8.3.2 In the event that Timebeat determines in its sole discretion, based upon the written advice of counsel, that there is a conflict in the position or defenses to be asserted by NEW MORNING and Timebeat regarding liability, Timebeat shall be entitled to its own defense, including the right, with NEW MORNING's prior consent, to settle or compromise all or any of the claims against it, at NEW MORNING's expense.



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                                                                    PAGE 9 OF 19

         8.4 NEW MORNING agrees that upon receipt of any claim or liability asserted in writing against it, which would give rise to a claim against Timebeat under this Section, it shall promptly notify Timebeat in writing of the same within seven (7) days. Timebeat agrees that NEW Morning is entitled to retain counsel of its own choosing at NEW MORNING's expense to the extent necessary, in NEW MORNING's sole discretion, to protect NEW MORNING's interests and to act as co-counsel in the litigation or settlement of any claim or threatened claim. NEW MORNING agrees that so long as Timebeat does not enter any settlement agreement or consent judgment that admits liability on the part of NEW MORNING or which fails to include an unconditional release of NEW MORNING from all liability from all asserted or threatened claims, Timebeat shall have the right to control the defense, settlement, and prosecution of any litigation.

                  Anything in this section notwithstanding:

                  8.4.1 If there is a reasonable probability in the opinion of NEW MORNING's counsel that a claim may materially and adversely affect NEW MORNING other than as a result of monetary damages or other monetary payments for which Timebeat will be able to indemnify NEW MORNING, NEW MORNING shall have the right to defend, and with Timebeat's prior consent, compromise and settle such claim. NEW MORNING's right to indemnification in such cases shall be limited to its reasonable attorney's fees and costs plus any monetary settlement amount.

                   8.4.2 In the event that NEW MORNING determines in its sole discretion, based upon the written advice of counsel, that there is a conflict in the position or defenses to be asserted by NEW MORNING and Timebeat regarding liability, NEW MORNING shall be entitled to its own defense, including the right, with Timebeat's prior consent, to settle or compromise all or any of the claims against it, at Timebeat's expense.

         8.5      The  obligations of an  indemnifying  party under this Section
                  7.0 shall not be diminished by the indemnifying party's failure to provide the notice required above except to the extent such failure actually and materially adversely affects the indemnifying party's ability to defend such matter.




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                                                                   PAGE 10 OF 19

9.0      RECORDS AND ACCOUNTING

         9.1 During the term hereof and for ten (10) years thereafter, or such longer period as may be required by law, Timebeat shall maintain accurate records as required to meet applicable local, provincial, state and federal laws and regulations. Except as otherwise required by any such laws or regulations, Timebeat shall provide NEW MORNING access to any requested documentation related to this Agreement during reasonable business hours. NEW MORNING shall give Timebeat thirty (30) days prior written notice of such examination. Such examinations will not occur more than twice annually, and such examination will be undertaken only to such extent necessary to verify that Timebeat has complied with the terms of this Agreement.


10.0     ASSIGNMENT

         10.1 Neither party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party, except in connection with the sale of a party's entire business operations, which shall not require consent. Notwithstanding the previous sentence, either party may assign its rights or delegate its duties to any of its parents, subsidiaries, or affiliates without written consent of the other party. Any unauthorized attempted assignment or delegation shall be null and void and of no force or effect.


11.0     FORCE MAJEURE

         11.1 Notwithstanding any provision contained herein to the contrary, neither party shall be deemed to be in default hereunder for failing to perform or provide any of the services or other obligations to be performed or provided pursuant to this Agreement if such failure is the result of any labor dispute, act of God, inability to obtain labor or materials, governmental restrictions or any other event which is beyond the reasonable control of the party.


12.0     CONFIDENTIALITY AND REPORTS

         12.1 "CONFIDENTIAL INFORMATION" of a party shall mean any and all information including, but not limited to, the terms and conditions of this Agreement that is or has been disclosed in writing or orally by such party to the other party which is either confidential or proprietary in nature; provided, however, that "CONFIDENTIAL INFORMATION" shall not include information which:



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                                                                   PAGE 11 OF 19

                  12.1.1 is or becomes generally available to the public through no fault of the receiving party;

                  12.1.2   was known  to  the receiving  party before such party
                           received it under this Agreement and was not acquired, directly or indirectly, from the disclosing party; or

                  12.1.3 is disclosed in good faith to the receiving party by a third party lawfully in possession of such information and who was not under an obligation of nondisclosure with respect of such information.

         12.2 Each party acknowledges that it may have heretofore received and may from time to time hereafter receive Confidential Information of the other party, and such party receiving such Confidential Information shall do the following:

                  12.2.1 maintain such Confidential Information in confidence and shall not disclose such Information to any third party;

                  12.2.2 not use such Confidential Information other than in performance of this Agreement; and

                  12.2.3   disclose   such   Confidential  Information   to  its
                           employees or to employees of its affiliates only to the extent that such employees need to know such Confidential Information to carry out the receiving party's obligations under this Agreement.

         12.3 Each party agrees to maintain as confidential both during the term of this Agreement and thereafter all Confidential Information provided to it pursuant to this Agreement and shall not, without the specific written consent of the other party, disclose it to any third party (except as required by law) or use it for its own purpose (except as contemplated herein).


13.0     JOINT PUBLICITY

         13.1 If either party wishes to make a public disclosure concerning this Agreement or the relationship established hereunder and such disclosure mentions the other party by name or description, such other party shall be provided with an advance copy of the disclosure and shall have five (5) business days within which to approve or disapprove such use of its name or description (including mention of the name of the Designated Product). Either party shall not unreasonably withhold approval. Failure to respond within such five (5) business days shall be deemed to be approval. Absent approval, no public disclosure shall use the name of or otherwise describe



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                                                                   PAGE 12 OF 19
                  such party except to the extent required by law, or to the extent that the description of the other party is limited to public information about the availability of the Designated Product.

                  Notwithstanding the foregoing, NEW MORNING acknowledges that Timebeat is a publicly traded company, and hereby consents Timebeat in its filings with the Securities and Exchange Commission and its disclosures to its stockholders; provided, however, that Timebeat shall use its commercially reasonable efforts not to disclose the specific financial terms and conditions of this Agreement except when such disclosure is required by law.


14.0     TERM AND TERMINATION OF AGREEMENT

         14.1 Term. This Agreement shall commence upon the Effective Date and shall continue for a term of ten (10) years. This Agreement shall automatically renew for successive additional five (5) year terms unless, not less than one hundred eighty
                  (180) days prior to the anniversary date, either party notifies the other of its intent to terminate this Agreement as of the anniversary date.

         14.2 Termination. The initial term of this Agreement or any renewal term may be terminated only as follows:

                  14.2.1 Mutual Consent. This Agreement may be terminated, with or without cause at any time upon the mutual written consent of both parties.

                  14.2.2 Event of Material Breach. Good Cause. This Agreement may be terminated by Timebeat if NEW MORNING shall default in the performance of any of its material obligations under this Agreement, upon thirty (30) days' prior written notice to the other, specifying the nature of the default, unless such other party shall cure that default within the thirty (30) day notice period.

                  14.2.3 Initial product viability. Timebeat will have one hundred and eighty (180) days to determine the products effectiveness within this time period Timebeat may at its sole option terminate this agreement and receive back its initial consideration paid in Section 2.2

                  14.2.4 Insolvency. This Agreement may be terminated by either party immediately upon notice to the other, if the other party shall make an assignment for the benefit of creditors, shall file a petition in bankruptcy, is adjudicated insolvent or bankrupt, or if a receiver or



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                                                                   PAGE 13 OF 19
                           trustee is appointed with respect to a substantial part of such other party's property or a proceeding is commenced against it which will substantially impair its ability to perform hereunder.

                           14.2.4.1 Notwithstanding anything to the contrary, all rights granted under or pursuant to this Agreement by NEW MORNING to Timebeat are, and shall otherwise be deemed to be, for purposes of the United States Bankruptcy Code ("Code"), or replacement provisions, licenses to rights to "intellectual property" as defined in the Code. The parties agree that Timebeat, as the licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Code. The parties further agree that, in the event of the commencement of bankruptcy proceedings by or against NEW MORNING under the Code, Timebeat shall be entitled, at its option, to retain all of its rights under the Agreement, in accordance with the provisions of the Code.

                           14.2.4.2 Notwithstanding anything to the contrary, all rights granted under or pursuant to this Agreement by Timebeat to NEW MORNING are, and shall otherwise be deemed to be, the Code or replacement provision therefore, licenses to rights to "intellectual property" as defined in the Code. The parties agree that NEW MORNING, as the licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Code. The parties further agree that, in the event of the commencement of bankruptcy proceedings by or against Timebeat under the Code, NEW MORNING shall be entitled, at its option, to retain all of its rights under the Agreement, in accordance with the provisions of the Code.

         14.3 Remedies. Each of the parties to this Agreement shall be entitled to enforce its rights under this Agreement to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor, regardless of any termination of this Agreement. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breaches and that any party may, in its sole discretion, apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce, or prevent any violations of, these Sections of this Agreement.



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                                                                   PAGE 14 OF 19

15.0 NON-SOLICITATION

         15.1 NEW MORNING agrees that during the term of this Agreement, and for one (1) year thereafter, it shall not: (i) employ or retain on an independent contractor basis; or (ii) solicit for employment or for an independent contracting basis any person who was, at any time during the immediately preceding twelve
                  (12) month period, employed by Timebeat or any of its affiliates, subsidiaries, or parents.

         15.2 Timebeat agrees that during the term of this Agreement, and for one (1) year thereafter, it shall not: (i) employ or retain on an independent contractor basis; or (ii) solicit for employment or for independent consulting any person who was, at any time during the immediately preceding twelve (12) month period, employed by NEW MORNING, or any of its affiliates, subsidiaries, or parents.


16.0     ENFORCEMENT OF EXCLUSIVITY

         16.1 NEW MORNING agrees to take all reasonable steps to prevent third parties from importing or distributing the Designated Products in the Territory on a regular and sustained basis. In the event that NEW MORNING discovers, either through its own efforts or through notification by Timebeat, that third parties to whom it has sold the Designated Products for distribution outside of the Territory have imported or distributed or caused to be imported or distributed the Designated Products inside the Territory on a regular basis, NEW MORNING shall notify such party (the "INFRINGER") within ten (10) business days that it will halt all further business with Infringer unless NEW MORNING receives written assurances from Infringer that it will not in the future import or distribute the Designated Products in the Territory.

         16.2 In the event that either party discovers, either through its own efforts, or through notification by the other, that any third party to whom it has not sold the Designated Products has imported or distributed the Designated Products in the Territory on a regular and sustained basis, it shall, within ten (10) business days, commence an investigation into how such party obtained the Designated Products and take appropriate action to prevent any future diversion. Each party shall share all results of this investigation with the other.

         16.3 In the event that any third party shall import or distribute Designated Products in the Territory, Timebeat shall be entitled if NEW MORNING elects not to take action upon request of Timebeat, at NEW MORNING's cost and expense, to institute all legal action necessary to halt such importation and distribution including the commencement of legal proceedings either



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                                                                   PAGE 15 OF 19
                  inside or outside of the Territory. If necessary, to maintain such proceeding, Timebeat is hereby authorized to bring such proceeding in the name and on behalf of NEW MORNING. NEW MORNING agrees to cooperate with Timebeat to the extent necessary for Timebeat to pursue its legal rights. Timebeat shall be entitled to all damages recovered as a result of any proceeding commenced by it, whether in its name or the name of NEW MORNING. If NEW MORNING has assumed the cost and expense of the action, then any damage award shall be first allocated to those costs and expenses.

         16.4 Timebeat shall not, directly or indirectly, sell or distribute or cause to be distributed, the Designated Products outside the Territory.


17.0     MISCELLANEOUS

         17.1 Definitions. For purposes of this Agreement, the following terms apply:

                  17.1.1 "ADDITIONAL DESIGNATED PRODUCTS" refers to Designated Products added to Exhibit A following the initial execution of this Agreement.

                  17.1.2 "DESIGNATED PRODUCT" or "Designated Products" refers to any NEW MORNING product that is described in EXHIBIT A or may be added from time to time for the indication(s) set forth in Exhibit A.

                  17.1.3 "EXCLUSIVE WAREHOUSE AGENT" refers to the company, which has entered into an agreement with NEW Morning to be the exclusive warehousing agent of Designated Products in the Territory.

                  17.1.4 "TERRITORY" refers to all of the ten (10) provinces, the territories and the possessions of Canada plus international internet sales rights.

         17.2     Choice of Law

                  17.2.1 This Agreement shall be governed by and construed under the laws of the State of Nevada, inclusive of its conflicts-of-laws rules.

         17.3     Waiver

                  17.3.1 No waiver of any default hereunder by either party or any failure to enforce any rights hereunder shall be deemed to constitute a waiver of any subsequent default with respect to the same or any other provision hereof. No waiver shall be effective unless made in writing with specific reference to the relevant provision(s) of this



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

                           Agreement   and   signed   by   a   duly   authorized
                           representative  of the party granting the waiver.

         17.4     Notice

                  17.4.1 All notices and other communications made or given under or in connection with this Agreement shall be validly given or made if in writing and shall be effective either (a) when delivered in person to the other party, or (b) on the same business day that it is sent by a receipted email to the email address(es) set forth below, if sent prior to 5:00 p.m. Pacific Standard Time on such business day, or on the first business day following such transmission if sent after 5:00 p.m. Pacific Standard Time or if sent on a day other than a business day; provided a hard copy is deposited within one (1) day after such transmissions in the Canada Post/U.S. mail, postage prepaid, and addressed as set forth below for notices by U.S. mail; or (c) on the third business day following its deposit in the Canada Post/U.S. mail, postage prepaid, and addressed as follows:

                           if to NEW MORNING

                                    New Morning Enterprises (Canada)  Inc.
                                    42, 7100 Lynwood Drive
                                    Richmond, B.C.
                                    Canada V7C 5S8
                                    Attention: Jack Guo
                                    Email address: jackguo@cnnewmorning.com

                            if to TIMEBEAT

                                    Timebeat.com Enterprises, Inc.
                                    P.O. Box 9
                                    Payson, Arizona 85547-0009
                                    Attention:  Thomas L. Crom III
                                    Email address:crom@theriver.com

         17.5     Amendment

                   17.5.1 Neither this Agreement nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, except by an instrument in writing signed by each party.

         17.6     Survival of Provisions

                  17.6.1 All indemnification and confidentiality provisions contained herein shall survive the expiration or other termination of this Agreement.


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


         17.7     Relationship of Parties

                  17.7.1 Timebeat's relationship with NEW MORNING hereunder shall be that of independent contractor, and neither party shall be considered the agent, partner or employee of or a joint venture with the other party, in its performance of all duties under this Agreement.

         17.8     Cumulative Remedies

                  17.8.1 Except, as expressly provided in this Agreement, and to the extent permitted by law, any remedies described in this Agreement are cumulative and not alternative to any other remedies available at law or in equity.

         17.9     Severability

                  17.9.1 In the event that any one or more of the provisions contained in this Agreement are for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been included. The parties shall, in good faith, amend this Agreement to provide, to the extent possible, each party with the benefits provided by such invalid or unenforceable provision.

         17.10    Headings

                  17.10.1 The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         17.11    Counterparts

                  17.11.1 This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same instrument.

         17.12    Signature Authority

                  17.12.1  Each  signatory  to  this  Agreement  has   signature
                           authority and is empowered on behalf of his or her respective party to execute this Agreement.


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         17.13    Integration

                  17.13.1 This Agreement, together with all agreements attached hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior oral or written agreements, commitments or understandings with respect thereto.


IN WITNESS WHEREOF the Parties have hereto executed their respective signatures and duly attest their authorization to do so this 22nd day of September, 2003.


/s/ JIE GUO                                   /s/ THOMAS L. CROM III
-------------------------                     ----------------------------------
Per: "JACK" JIE GUO                           Per: THOMAS L. CROM III
President

NEW MORNING ENTERPRISES (CANADA) INC.         TIMEBEAT.COM ENTERPRISES, INC.
42, 7100 Lynwood Drive                        P.O. Box 9
                                              Payson, Arizona 85547-0009
                                              237 Whites Way
Richmond, B.C.                                Payson, Arizona,
Canada  V7C 5S8                               USA 85541-009
























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